Dodge & Cox  /  Investment Managers  /  San Francisco
(millions) 2006 2007E 2008E 2012E
Total Debt 59,796 $   61,189 $   60,293 $   52,384 $
EBITDA 40,414      42,311      42,966      44,074
TD/EBITDA 1.5 x 1.4 x 1.4 x 1.2 x
Fixed Charges* 11,395      21,180      13,863      10,958
(EBITDA+FC)/FC 4.2 x 2.8 x 3.9 x 4.7 x
* Interest expense, operating lease payments, other commitments
AT&T Inc. (T)
Investment Thesis
Strong Cash Flow
T’s size and strong market positions facilitate very strong free cash flow generation.
Cost Reduction Opportunities
Increased customer adoption of wireless data services and continued integration of acquired assets should help enable margin expansion.
Downside Protection
Strong positions in diverse lines of business help to support the downside to the investment. Coupon step-ups will be triggered in the event that T’s ratings fell below A3 or BBB+ by Moody’s/S&P.
Risks
Operational Challenges
Wireless substitution and competition from cable providers are contributing to ~7-8% annual declines in switched access lines; competition and penetration threaten growth in wireless; T is spending a tremendous amount on capex to provide a video offering that is competitive with cable.
Focus on Shareholder Returns
We expect that the majority of post-capex free cash flow for the next few years will be allocated to dividends and share repurchases.
Acquisitions
T has been a serial acquirer; management may have interest in buying a video provider or internet media company.
February 2008
Company Profile
Portfolio Holding
Leading Telecommunications Provider –
Formed through the combination of Ameritech Corp.,
SBC Communications, BellSouth Corp., AT&T Corp.,
and Cingular Wireless, T is one of the largest
communications companies in the world.
Strong Market Positions –
In the U.S., T is the:
Leading provider of wireline voice services
Premier provider of communications
services to large businesses
Largest directories publisher
2 -Largest wireless services provider
2 -Largest consumer broadband service
provider
Debt Statistics / Financial Ratios
Current Holding:  1.50% as of (date)
Description:          8.00% Notes due 11/15/31 (+xxx bps)
Rating: A2/A/A
(Moody’s/S&P/Fitch)
This material is for informational purposes only and is not an analysis of every material fact with respect to any security. Opinions expressed above are subject to change without notice.
Statements of fact may be inaccurate or incomplete. Information regarding a security is historical and is not intended to represent current conditions or predict future results. The above information is not an offer or recommendation to buy or sell any security and may not be relied upon as an indication of Dodge & Cox’s current or future trading activity. It should not be assumed that any securities discussed have been or will be profitable. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.
Client’s name
2006 Revenue: $117 Billion
Business
Wireline
42%
Wireless
32%
Other
5%
Consumer
Wireline
21%
nd
nd

Dodge & Cox  /  Investment Managers  /  San Francisco
(millions) 2006 2007E 2008E 2010E
Revenue 7,334 $   7,542 $   7,965 $   8,670 $
EBITDA 2,890      2,841      2,951      3,262
Total Debt 11,172    9,746      8,746      6,746
Net Debt 11,063    8,590      7,010      3,297
Total Debt/EBITDA 3.9 x 3.4 x 3.0 x 2.1 x
Interest Expense 696         602         532        417
EBITDA/Int. Exp. 4.2 x 4.7 x 5.5 x 7.8 x
Capex 1,702      1,127      1,033      1,000
(EBITDA - Capex)/Int. Exp. 1.7 x 2.8 x 3.6 x 5.4 x
Cox Communications Inc. (CCI)
Investment Thesis
Durable Business Franchise
Cable providers, in our opinion, offer a more compelling service than their competitors in the telecom space. CCI’s corporate parent owns a range of media and retail assets that add diversity to the entity-wide revenue mix.
Robust Cash Flow & Liquidity
CCI’s clustered, subscription-based business model generates strong cash flow relative to what we deem to be manageable debt maturities. Backstop liquidity from a $2.5 billion bank line of credit that matures in 2011 (untapped as of 9/30/07).
Committed to Net Debt Reduction
Management has pledged to maintain investment grade ratings. Since 2006, proceeds from cable system sales (approx.
$2 billion) and asset swaps (approx. $1.3 billion) have been allocated to debt reduction.
Risks
High Leverage
Though management has followed through on its pledge to reduce debt incurred through its privatization, leverage remains somewhat high relative to competitors. Management could elect to devote free cash flow to uses other than debt reduction (such as acquisitions, capex, or dividends).
Private Company Risk
Management may choose to reduce the level of disclosure regarding strategy and financial results.
Operating Environment
Satellite providers and telecom companies are competing aggressively for video, voice and data customers.
Economic/housing downturn may have a meaningful impact on profitability and growth.
February  2008
Company Profile
Multi-Service Broadband Communications
Company –
With almost 6 million customer
relationships and $7.3 billion of revenue in 2006,
CCI is the nation’s 3 - largest cable system
operator. CCI also provides telephone and high-
speed data services to residential and commercial
customers.
Privatized in 2004
–
CCI’s corporate parent
purchased all of its publicly held common equity
in December 2004, adding over $5 billion of debt
to CCI’s balance sheet.
Summary Credit Statistics & Forecast
Current Holding: 1.0% as of (date)
Description: 5.450% due 12/15/14 (+125bps)
Ratings: Baa3/BBB-/BBB-
(Moody’s/S&P/Fitch)
Portfolio Holding
2006 Revenue: $7.3 Billion
Client’s name
This material is for informational purposes only and is not an analysis of every material fact with respect to any security. Opinions expressed above are subject to change without notice.
Statements of fact may be inaccurate or incomplete. Information regarding a security is historical and is not intended to represent current conditions or predict future results. The above information is not an offer or recommendation to buy or sell any security and may not be relied upon as an indication of Dodge & Cox’s current or future trading activity. It should not be as sumed that any securities discussed have been or will be profitable. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.
Video
53%
Data
20%
Telephony
12%
Commercial &
Other
9%
Advertising
6%
rd

Dodge & Cox  /  Investment Managers  /  San Francisco
Time Warner Inc. (TWX)
Investment Thesis
Attractive Asset Portfolio
Diverse business segments generally enjoy leading positions in their respective markets. These strong franchises generate robust cash flow and provide multiple fall-back options.
Manageable Balance Sheet
After focusing on balance sheet repair subsequent to the 2001 AOL acquisition, management has more recently increased leverage meaningfully to fund share repurchases and acquisitions. New leverage target is reasonable in light of cash flow durability.
Strong Liquidity
TWX and its subsidiaries retain multiple sources of backstop liquidity to supplement operating cash flow, which exceeded $8 billion in 2006.
Risks
Focus on Shareholder Returns
After repurchasing over $20 billion of shares since 2005, the Board authorized a new $5 billion repurchase program in
2007; management could elect to take even more aggressive steps to enhance shareholder returns.
Asset Restructuring, M&A Risk
New senior management as of 1/1/08 could provide a catalyst for asset divestitures, including some or all of TWX’s stake in TWC, currently a meaningful source of backstop liquidity. Acquisition activity could also be on the horizon.
Highly Competitive Environment
Each of TWX’s businesses face competitive industry dynamics; technology changes in media and communications are difficult to predict.
February 2008
Company Profile
Portfolio Holding
Integrated Media Company –
Global leader in
the creation, packaging and distribution of
entertainment content.
Leadership Positions in Most Segments:
- Leading cable networks by market share and
profitability (CNN, HBO, TBS, TNT, WB,
among others)
- World’s foremost magazine publisher
- Leading online properties (AOL,
Advertising.com)
- 2 -largest film studio in the world (Warner Bros.,
New Line Cinema)
- 2
nd
-largest U.S. cable system operator (Time
Warner Cable – “TWC”)
Revenue Distribution
Current Holding:  2.50% as of (date)
Description:       7.625% due 4/15/31 (+000bps)
7.700% due 5/01/32 (+000bps)
Ratings: Baa2/BBB+*-/BBB
(Moody’s/S&P/Fitch)
2006 Revenue ($44.2 Billion)
Summary Credit Statistics & Forecast
This material is for informational purposes only and is not an analysis of every material fact with respect to any security. Opinions expressed above are subject to change without notice.
Statements of fact may be inaccurate or incomplete. Information regarding a security is historical and is not intended to represent current conditions or predict future results. The above information is not an offer or recommendation to buy or sell any security and may not be relied upon as an indication of Dodge & Cox’s current or future trading activity. It should not be assumed that any securities discussed have been or will be profitable. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.
Client’s name
America
Online
17%
Publishing
11%
Networks
22%
Filmed
Entertainment
23%
Cable
27%
(millions) 2006 2007E 2008E 2012E
Revenue 44,251$  $      46,089$  48,504$  64,297
EBITDA 11,063 12,751 13,906 20,468
Total Debt 34,997 36,997 35,225 18,980
TD/EBITDA 3.2 x 2.9 x 2.5 x 0.9 x
Fixed Charges (FC) 2,526 2,962 2,863 2,199
EBITDA/FC 4.4 x 4.3 x 4.9 x 9.3 x
nd